Email: sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

May 5, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn.:	Division of Corporation Finance
Office of Life Sciences

Re:	Anebulo Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 26, 2021
File No. 333-254979

Ladies and Gentlemen:

On behalf of Anebulo Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 2 of the Company’s Registration Statement on Form S-1 (the “Amendment”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Amendment responds to the comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated May 4, 2021 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed by the Company on April 26, 2021, as discussed below.

Courtesy copies of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Margaret Schwartz, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before the Company’s responses thereto.

Amendment No.1 to Registration Statement on Form S-1, Filed April 26, 2021

Capitalization, page 49

1.	Please revise your capitalization table to address the following comments:

●	Please update the number of shares of common stock issued and outstanding actual, pro forma and pro forma, as adjusted in the table to give effect of the forward stock split, as well as the conversion of your series A preferred stock and the exercise of your milestone warrants, so investors have a complete picture of your outstanding shares and their impact.

May 5, 2021 Page 2

●	Please include the conversion of your series A preferred stock and the exercise of your milestone warrants as part of your pro forma balances, to give effect of your existing shareholders, such that the pro forma, as adjusted, would reflect the new shareholder proceeds upon the closing of this offering.

Response: As requested by the staff, the number of shares in each column of the Capitalization table has been updated to give effect to the forward stock split, the conversion of the series A preferred stock and the exercise of the milestone warrants, as applicable. The pro forma balances have also been updated to include the conversion of the series A preferred stock and the exercise of the milestone warrants, and the pro forma, as adjusted column reflects the new shareholder proceeds upon the closing of the offering. Please see page 49.

Financial Statements

Note 12d. Subsequent Events, page F-15

2.	You state on pages F-15 and F-26 that the Company approved a 6-for-1 forward stock split contingent upon the successful completion of the Company’s IPO, whereas on pages 9, 12 and 92 you state that the forward stock split will occur prior to the effectiveness of your offering. Please revise throughout the filing for consistency. In addition, if the forward split will occur prior to or upon effectiveness, please revise your annual and interim financial statements and financial data throughout the filing to give retroactive effect of the forward stock split in accordance with ASC 505-10-S99-4.

Response: As stated by the staff, the stock split will be consummated prior to the completion of the offering. This revised language appears on pages 9, 12, 49 and 92. Finally, the annual and interim financial statements and financial data throughout the filing have been updated to give retroactive effect to the stock split in accordance with ASC 505-10-S99-4.

* * *

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, both the Company and The Benchmark Company, LLC are concurrently filing requests with the staff of the SEC for acceleration of effectiveness of the Registration Statement to 4:30 p.m. on May 6, 2021, or as soon thereafter as practicable. We understand representatives of FINRA will be communicating to you its approval of the underwriting compensation arrangements for the offering.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Daniel Schneeberger, M.D., the Chief Executive Officer of the Company (tel.: (857) 500-2017) or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Margaret Schwartz, Esq.
Ms. Mary Mast
Dr. Daniel Schneeberger
Mr. David Lachtman
Ben A. Stacke, Esq.